SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2007
Commission File Number: 33-99284

STENA AB (PUBL)
(Translation of registrant's name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F............X                                        Form 40-F............

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ........................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ........................

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:   Yes........................    No........................X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.…………...............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 30, 2007		By: /s/ Svante Carlsson

		Name:	Svante Carlsson
		Title:	Chief Financial Officer and
Executive Vice President

Stena AB and Consolidated Subsidiaries

Forward-looking statements

This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that management believes are reasonable and relate to the future prospects, developments and business strategies. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties.

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:
-	changes in general economic and business conditions;
-	unanticipated changes in laws and regulations;
-	changes in currency exchange rates and interest rates;
-	risks incidents to vessel operations, including discharge of pollutants;
-	introduction of competing products and services by other companies;
-	changes in trading or travel patterns;
-	increases of costs of operations or the inability to meet efficiency or cost reduction objectives;
-	changes in business strategy; and
-	other risk factors listed in the reports furnished to the Securities and Exchange Commission from time to time.

The Company does not intend, and undertakes no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. The actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Table of Contents	Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Consolidated Income Statements for the three
and six month periods ended June 30, 2006 and June 30, 2007	3

Condensed Consolidated Balance Sheets as of
December 31, 2006 and June 30, 2007	5

Condensed Consolidated Statements of Cash Flow for
the six month periods ended June 30, 2006 and June 30, 2007	6

Notes to Condensed Consolidated Financial Statements	7 - 10

OPERATING AND FINANCIAL REVIEW	11 - 19

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP	20 - 24

Stena AB and Consolidated Subsidiaries

Condensed ConsolidatedIncome Statements (unaudited)

	Three month periods ended
	June 30, 2006	June 30, 2007
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	2,496	2,538	371
Drilling	832	916	134
Net gain on sale of vessels	1,481	-	-
Total drilling	2,313	916	134
Shipping	986	1,004	147
Net gain on sale of vessels	359	-	-
Total shipping	1,345	1,004	147
Property	493	494	72
Net gain on sale of properties	69	12	2
Total property	562	506	74
New Businesses “Adactum”	535	571	83
Other	-	-	0
Total revenues	7,251	5,535	809

Direct operating expenses:
Ferry operations	(1,673)	(1,715)	(251)
Drilling	(416)	(418)	(61)
Shipping	(807)	(775)	(113)
Property	(192)	(221)	(32)
New Businesses “Adactum”	(415)	(460)	(68)
Other	-	(2)	0
Total direct operating expenses	(3,503)	(3,591)	(525)

Selling and administrative expenses	(510)	(564)	(82)
Depreciation and amortization	(461)	(419)	(61)

Total operating expenses	(4,474)	(4,574)	(668)

Income from operations	2,777	961	141

Share of affiliated companies results	7	10	1
Financial income and expense:
Dividends received	52	108	16
Gain (loss) on securities, net	(122)	622	91
Interest income	202	114	17
Interest expense	(391)	(526)	(77)
Foreign exchange gains (losses), net	105	34	5
Other financial income (expense), net	(36)	(32)	(5)

Total financial income and expense	(190)	320	47

Minority interests	(6)	(8)	(1)

Income before taxes	2,588	1,283	188
Income taxes	(474)	(297)	(43)

Net income	2,114	986	145

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed ConsolidatedIncome Statements (unaudited)

	Six month periods ended
	June 30, 2006	June 30, 2007
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	4,234	4,348	635
Drilling	1,520	1,834	268
Net gain on sale of vessels	1,481	-	-
Total drilling	3,001	1,834	268
Shipping	2,216	2,027	296
Net gain on sale of vessels	732	-	-
Total shipping	2,948	2,027	296
Property	973	988	145
Net gain on sale of properties	124	101	15
Total property	1,097	1,089	160
New Businesses “Adactum”	833	980	143
Other	1	2	0
Total revenues	12,114	10,280	1,502

Direct operating expenses:
Ferry operations	(3,005)	(3,097)	(452)
Drilling	(758)	(829)	(121)
Shipping	(1,703)	(1,592)	(233)
Property	(439)	(448)	(66)
New Businesses “Adactum”	(683)	(826)	(121)
Other	-	-	-
Total direct operating expenses	(6,588)	(6,792)	(993)

Selling and administrative expenses	(951)	(1,072)	(156)
Depreciation and amortization	(935)	(836)	(122)

Total operating expenses	(8,474)	(8,700)	(1,271)

Income from operations	3,640	1,580	231

Share of affiliated companies results	17	12	2
Financial income and expense:
Dividends received	64	118	17
Gain (loss) on securities, net	431	958	140
Interest income	377	391	57
Interest expense	(778)	(967)	(141)
Foreign exchange gains (losses), net	106	58	9
Other financial income (expense), net	(68)	(170)	(25)

Total financial income and expense	132	388	57

Minority interests	(7)	(12)	(2)

Income before taxes	3,782	1,968	288

Income taxes	(606)	(314)	(46)

Net income	3,176	1,654	242

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries
Condensed Consolidated Balance Sheets (unaudited)

	December 31, 2006	June 30, 2007
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	688	675	99
Tangible fixed assets:
Vessels	10,277	11,922	1,742
Construction in progress	5,658	6,593	963
Equipment	628	833	122
Property	17,948	17,947	2,621
Total tangible fixed assets	34,511	37,295	5,448
Financial fixed assets:
Investment in affiliated companies	397	1,540	225
Investment in VIEs	7,341	8,766	1,280
Marketable securities	5,802	7,824	1,143
Other assets	3,520	4,926	720
Total financial fixed assets	17,060	23,056	3,368
Total noncurrent assets	52,259	61,026	8,915
Current assets:
Inventories	317	411	60
Trade debtors	2,007	2,483	363
Other receivables	1,617	1,899	277
Prepaid expenses and accrued income	871	1,294	189
Short-term investments	2,462	2,947	430
Cash and cash equivalents	884	2,032	297
Total current assets	8,158	11,066	1,616

Total assets	60,417	72,092	10,531
SHAREHOLDERS´ EQUITY AND LIABILITIES
Shareholders’ equity:
Share capital	5	5	1
Reserves	18,582	20,127	2,940
Total shareholders’ equity	18,587	20,132	2,941
Minority interests	162	173	25
Provisions:
Deferred income taxes	1,709	2,335	341
Pension liabilities	2,205	2,094	306
Other provisions	1,668	2,681	392
Total provisions	5,582	7,110	1,039
Noncurrent liabilities:
Long-term debt	18,427	19,924	2,910
Debt in VIEs	6,302	7,486	1,094
Senior notes	2,905	6,631	969
Capitalized lease obligations	1,246	1,754	256
Other noncurrent liabilities	932	1,463	214
Total noncurrent liabilities	29,812	37,258	5,443
Current liabilities:
Short-term debt	642	1,504	220
Senior notes	1,211	-	-
Capitalized lease obligations	38	39	6
Trade accounts payable	1,036	1,211	177
Income tax payable	166	85	12
Other	424	920	134
Accrued costs and prepaid income	2,757	3,660	534
Total current liabilities	6,274	7,419	1,083

Total shareholders’ equity and liabilities	60,417	72,092	10,531

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries
Condensed Consolidated Statements of Cash Flow (unaudited)

	Six month periods ended
	June 30, 2006	June 30, 2007
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	3,176	1,654	242
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	935	836	122
Share of result from affiliated companies	(17)	(12)	(2)
Dividend from affiliated companies	12	12	2
Gain on sale of property, vessels and equipment	(2,342)	(102)	(15)
Gain on securities, net	(431)	(958)	(140)
Unrealized foreign exchange (gains) losses	(217)	28	4
Deferred income taxes	534	198	29
Minority interests	7	12	2
Provision for pensions	(90)	(141)	(21)
Net cash flows from trading securities	(440)	(376)	(55)
Other non cash items	223	106	15
Changes in assets and liabilities:
Receivables	(257)	(771)	(113)
Prepaid expenses and accrued income	(655)	(425)	(62)
Inventories	(25)	(94)	(14)
Trade accounts payable	147	172	25
Accrued costs and prepaid income	691	1,143	167
Income tax payable	(32)	(81)	(12)
Other current liabilities	(174)	700	102
Net cash provided by operating activities	1,045	1,901	276

Net cash flows from investing activities:
Purchase of intangible assets	(36)	(31)	(5)
Cash proceeds from sale of property, vessels and equipment	3,732	370	54
Capital expenditure on property, vessels and equipment	(3,424)	(3,125)	(456)
Investment in affiliated companies	(49)	(652)	(95)
Proceeds from sale of securities	1,438	3,737	546
Purchase of securities	(3,748)	(6,271)	(915)
Other investing activities	64	(16)	(2)
Net cash used in investing activities	(2,023)	(5,988)	(873)

Net cash flows from financing activities:
Proceeds from issuance of debt	3,684	6,786	991
Principal payments on debt	(332)	(1,728)	(252)
Net change in borrowings on line-of-credit agreements	(4,354)	654	95
Principal payments on capital lease obligations	(20)	(19)	(3)
Net change in restricted cash accounts	(193)	1	0
Dividends paid	(215)	(550)	(80)
Other financing activities	(209)	(18)	(2)
Net cash (used in)/provided by financing activities	(1,639)	5,126	749

Effect of exchange rate changes on cash and cash equivalents	(138)	109	16

Net change in cash and cash equivalents	(2,755)	1,148	168

Cash and cash equivalents at beginning of period	3,744	884	129

Cash and cash equivalents at end of period	989	2,032	297

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1  Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries (the “Company") and have been prepared in accordance with Swedish GAAP.

The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three and six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the full year.

New Businesses “Adactum” is a new business area in the group as from this quarter. Adactum was previously included in the business segment “Other”. Previous periods have been restated. Through our subsidiary Stena Adactum AB (“Adactum”) we invest in new businesses outside our traditional lines of business. Adactum is a long-term investor that acquires and develops companies. Adactum has invested in four privately owned companies: “Envac” (a company in the automated waste collection business), “S-invest” (a garden center and flower business named “Blomsterlandet”), “Stena Renewable Energy” (windmills) and “MediaTec Group (see under “Highlights of the first six months 2007”). Adactum has also major participations in four listed companies (“Gunnebo AB”, “Gunnebo Industrier”, “Midelfart Sonesson” and “Ballingslöv”).

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into US dollars ($) using the noon buying rate on June 30, 2007 of $1 = SEK 6.8455.

Note 2 Segment information

		Three month periods		Six month periods
	(SEK in millions)	ended June 30,		ended June 30,
		2006	2007	2006	2007
	Income from operations:
	Ferry operations	382	388	360	398
	Drilling	218	300	345	620
	Net gain on sale of vessels	1,481	--	1,481	--
	Total drilling Total shipping	1,699	300	1,826	620
Shipping:	Roll-on/Roll-off vessels	22	23	50	37
	Crude oil tankers	41	95	237	180
	Other shipping	--	(4)	(5)	(9)
	Net gain on sale of vessels	359	--	732	--
	Total shipping Total shipping	422	114	1,014	208
	Property	207	192	372	373
	Net gain on sale of properties	69	12	124	101
	Total property	276	204	496	474
	New Businesses “Adactum”	53	34	31	6
	Other	(55)	(79)	(87)	(126)

	Total	2,777	961	3,640	1,580

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

		Three month periods		Six month periods
	(SEK in millions)	ended June 30,		ended June 30,
		2006	2007	2006	2007
	Depreciation and amortization:
	Ferry operations	208	193	412	389
	Drilling	153	126	325	252
Shipping:	Roll-on/Roll-off vessels	26	28	54	51
	Crude oil tankers	10	5	21	9
	Other shipping	3	3	6	7
	Total shipping	39	36	81	67
	Property	44	43	84	88
	New Businesses “Adactum”	15	19	29	36
	Other	2	2	4	4

	Total	461	419	935	836

		Six month periods
		ended June 30,
		2006	2007
	Capital expenditures:
	Ferry operations	212	1,019
	Drilling	1,481	1,650
Shipping:	Roll-on/Roll-off vessels	242	257
	Crude oil tankers	360	-
	Other shipping	5	3
	Total shipping	607	260
	Property	1,107	135
	New Businesses “Adactum”	17	53
	Other	-	8

	Total	3,424	3,125

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 3    Shareholders’ Equity

Restricted reserves include both untaxed reserves (net of deferred taxes) and legal reserves. The untaxed reserves may be distributed as dividends upon payment of the related taxes.

The changes in shareholders’ equity for the period December 31, 2006 to June 30, 2007 are as follows:

				Total
	Share	Restricted	Unrestricted	shareholders’
	capital	reserves	reserves	equity
(SEK in millions)
Balance at December 31, 2006	5	842	17,740	18,587
Transfers between reserves	--	(112)	112	--
Dividend	--	--	(550)	(550)
Transfer to charitable trust	--	--	(55)	(55)
Revaluation of financial instruments	--	--	416	416
Foreign currency translation adjustments	--	6	74	80
Net income	--	--	1,654	1,654

Balance at June 30, 2007	5	736	19,391	20,132

Note 4    US GAAP Information

The accompanying condensed consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. A description of differences between Swedish GAAP and US GAAP which significantly affect the determination of net income and shareholders' equity of the Company is set forth in Note 31 to the Consolidated Financial Statements included in the Company's Annual Report on Form 20-F. The following is a summary of the adjustments to net income and shareholders' equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the condensed consolidated financial statements.

	Six month periods
	ended June 30,
(SEK in millions)	2006	2007

Net income under Swedish GAAP	3,176	1,654

Adjustments to reconcile to US GAAP:
Disposal of assets	(424)	137
Depreciation of properties	(55)	(23)
Investments in securities	(241)	(680)
Financial instruments	(141)	(199)
Purchase accounting Stena Line	17	17
Business combinations	17	10
Pensions	--	9
Deferred costs	8	--
Capital lease transactions	37	--
Others	22	6
Tax effect of US GAAP adjustments	40	255

Net income under US GAAP	2,456	1,186

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 4 US GAAP Information, continued

	As of	As of
	Dec 31,	June 30,
	2006	2007

Shareholders´ equity under Swedish GAAP	18,587	20,132

Adjustments to reconcile to US GAAP:
Disposal of assets	(664)	(525)
Depreciation of properties	(668)	(692)
Financial instruments	771	619
Purchase accounting Stena Line	(219)	(194)
Business combinations	83	98
Pensions	(512)	(503)
Others	(20)	(11)
Tax effect of US GAAP adjustments	193	235

Shareholders´ equity under US GAAP	17,551	19,159

Comprehensive income

The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in shareholders´ equity (except those arising from transactions with the owners) and includes net income, net unrealized gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the six month periods ended June 30, 2006 and 2007 was SEK 2,336 million and SEK 2,213 million, respectively.

Stena AB and Consolidated Subsidiaries

OPERATING AND FINANCIAL REVIEW

The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off vessels, tankers and drilling rigs, managing tankers, sales of vessels, real estate rents and from businesses owned by “Adactum”. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisitions of vessels, drilling rigs and real estate also have an impact on the results of each period.

New Businesses “Adactum” is a new business area in the group as from this quarter. Adactum was previously included in the business segment “Other”. Previous periods have been restated. Through our subsidiary Stena Adactum AB (“Adactum”) we invest in new businesses outside our traditional lines of business. Adactum is a long-term investor that acquires and develops companies. Adactum has invested in four privately owned companies: “Envac” (a company in the automated waste collection business), “S-invest” (a garden center and flower business named “Blomsterlandet”), “Stena Renewable Energy” (windmills) and “MediaTec Group  (see under “Highlights of the first six months 2007”). Adactum has also major participations in four listed companies (“Gunnebo AB”, “Gunnebo Industrier”, “Midelfart Sonesson” and “Ballingslöv”).

Highlights of the first six months of 2007

In February, 2007, the Company completed an offering of €300 million of 6.125% Senior Notes due 2017. The Company used a portion of the proceeds of this offering to repurchase approximately $177 million of the 9⅝% Senior Notes due 2012 in a tender offer and consent solicitation. Pursuant to the tender offer and consent solicitation, the Company amended the indenture governing the 9⅝% Senior Notes due 2012 to eliminate the principal restrictive covenants.

In February , 2007, the Company completed an offering of €102 million of 5.875% Senior Notes due 2019.

In March 2007, the Company entered into financing arrangements for the third drillship on order, structured similarly to the financings of the first two DrillMAX vessels.

In March 2007, the Stena Britannica was taken back into the Company’s ferry operations after lengthening.

In the first quarter of 2007, the shares in Oriflame and Ruric were sold with realized profits of SEK 60 million and SEK 53 million, respectively.

In May,  2007 the Company took delivery of the new built Ropax vessel Stena Ausonia, renamed BORJA, on a three year charter from the Italian shipyard Visentini. Stena has exercised an option to acquire the vessel after the end of the three year charter for a price of € 45 million. The vessel is accounted for as a finance lease.

In June 2007, the Stena Hollandica was taken back into the Company’s ferry operations after lengthening.

In June, 2007 the RoPax vessel Stena Traveller was delivered from the Norwegian shipyard Fosen and commenced operations on the route between Hoek van Holland and Killingholme in the UK. Stena Traveller is the second vessel in the Sea Bridger series and has a capacity of 3,100 lane meters and 300 passengers.

In June 2007, the Company purchased two new built 13,000 dwt product tankers for a total of USD 37.5 million with expected delivery from Taizhou Maple Leaf Shipyard in Zhejiang, China, during the third and fourth quarters of 2007. Both the ordered product tankers will be sold onwards to external clients within a month after delivery.

In June 2007, Adactum acquired a 45 % interest in MediaTec Group for at total investment of approximately SEK 340 million. MediaTec is a newly formed group comprised of three leading Swedish companies in the media technology industry and is one of Europe’s largest groups in this field. The business areas within the MediaTec Group are “Outside Broadcast”, “Large Display Solutions” and “Event & Exhibition Technology”. The MediaTec Group had combined a turnover of SEK 687 in 2006 and has a work force of approximately 230 employees.

In the six months ended June 30, 2007 properties were sold for approximately SEK 362 million.

Stena AB and Consolidated Subsidiaries

SUBSEQUENT EVENTS

In July 2007, Stena Property invested €100 million to acquire a 7.07 % stake in the ING Dutch Office Fund, which owns a portfolio of prime office buildings in the Netherlands. 80 % of the fund’s office buildings are located in four major Dutch cities.

In August 2007, the Company ordered two RoPax newbuildings from the Samsung shipyard in Korea. The total investment is approximately €220 million with expected delivery in 2011.

Stena increased its investments in the shuttle tanker segment by buying a 50% interest in Navion Gothenburg, a newbuilt Suezmax tanker which has been converted to a shuttle tanker. The other 50 % is owned by Teekay Shipping. The vessel was delivered end July 2007 and has been chartered out to Petrobras for thirteen years.

The first of the two new built product tankers that were ordered in June 2007 was delivered August 22, 2007.

We repurchased $ 3.2 million of our Senior Notes due 2013 and $ 66.9 million of our Senior Notes due 2016 in August 2007.

Currency effects

The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Revenues in the ferry operations are mainly generated in SEK, British pounds, Euro, Norwegian kronor and Danish kronor. Approximately 30% of the Company's total revenues are generated in US dollars and approximately 30% are generated in SEK. Also, approximately 30% of the Company's total expenses are incurred in US dollars and approximately 35% are incurred in SEK. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in the currency rates. The exchange rates as used for consolidation purposes are as follows:

Average rates	April-June	April-June	Change	Jan-June	Jan-June	Change
	2006	2007		2006	2007

US$	7.41	6.88	(7%)	7.59	6.94	(9%)
British pound	13.53	13.65	+1%	13.58	13.67	+1%
Euro	9.30	9.25	(1%)	9.33	9.22	(1%)

Closing rates	December 31,	June 30,	Change
	2006	2007

US$	6.8725	6.8464	--
British pound	13.4875	13.7357	+2%
Euro	9.0500	9.2570	+2%

Stena AB and Consolidated Subsidiaries

THREE MONTHS ENDED JUNE 30, 2007 COMPARED TO THREE MONTHS ENDED
JUNE 30, 2006

Revenues

Total revenues decreased SEK 1,716 million, or 24%, in the three months ended June 30, 2007 to SEK 5,535 million from SEK 7,251 million in the three months ended June 30, 2006, as a result of gains recorded on vesselsales during 2006 amounting to SEK 1,840 million, decreased gains on sale of properties in 2007 compared with 2006 and the weakening of the US dollar against the SEK. Operating revenues increased in all business segments in the period.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 42 million, or 2%, in the three months ended June 30, 2007 to SEK 2,538 million from SEK 2,496 million in the three months ended June 30, 2006, mainly because of higher revenues from the freight and travel business due to higher volumes of passengers, cars and freight units, partly offset by lower revenues from onboard sales.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 84 million, or 10%, in the three months ended June 30, 2007 to SEK 916 million from SEK 832 million in the three months ended June 30, 2006, mainly due to new contracts at higher day rates for the Stena Don, offset in part by the weakening of the US dollar against the SEK. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

Net Gain on Sale of Vessels, Drilling. In the three months ended June 30, 2007, no vessel sales were made. In the three months ended June 30, 2006, gains of SEK 1,481 million were recorded on the sale of the drilling rig Stena Dee.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations increased SEK 18 million, or 2%, in the three months ended June 30, 2007 to SEK 1,004 million from SEK 986 million in the three months ended June 30, 2006.

Revenues from chartering out Roll-on/Roll-off vessels increased SEK 7 million to SEK 101 million from SEK 94 million, or 7%, mainly due to the delivery of the new built RoPax vessel BORJA in May 2007, partly offset by the sale of the RoPax vessel Svealand in April 2006 and the weakening of the US dollar against the SEK.

Revenues from crude oil tankers increased SEK 15 million, or 2%, in the three months ended June 30, 2007 to SEK 871 million from SEK 856 million in the three months ended June 30, 2006, mainly due to a larger fleet operated, offset by lower charter rates in the spot market and the weakening of the US dollar against the SEK. In the three months ended June 30, 2007, the Company operated an average of 42 tankers (chartered in or owned), compared to 38 tankers in the three months ended June 30, 2006.

Net Gain on Sale of Vessels, Shipping. In the three months ended June 30, 2007, no vessel sales were made. In the three months ended June 30, 2006 gains of SEK 359 million were recorded on the sales of the RoPax vessel Svealand and the tanker vessel Stena Compassion.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 1 million in the three months ended June 30, 2007 to SEK 494 million from SEK 493 million in the three months ended June 30, 2006.

Net Gain on Sale of Properties. In the three months ended June 30, 2007, gains of SEK 12 million were recorded on the sale of properties. In the three months ended June 30, 2006, gains of SEK 69 million were recorded.

New Businesses “Adactum”.Adactum revenues consist of revenues from the Adactum’s subsidiaries. Revenues from Adactum increased SEK 36 million, or 7%, in the three months ended June 30, 2007 to SEK 571 million from SEK 535 million, mainly due to increased business activities in all subsidiaries; total revenues SEK 349 million related to “Blomsterlandet”, SEK 219 million to “Envac” and SEK 3 million to “Stena Renewable Energy” in the three months ended June 30, 2007 as compared to SEK 311 million related to “Blomsterlandet” and SEK 223 million to “Envac” in the three months ended June 30, 2006.

Stena AB and Consolidated Subsidiaries

Direct operating expenses

Total direct operating expenses increased SEK88 million in the three months ended June 30, 2007 to SEK 3,591 million from SEK 3,503 million in the three months ended June 30, 2006, or 3%, as a result of increased operating expenses in all operations except for the shipping operations.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 42 million, or 3%, in the three months ended June 30, 2007 to SEK 1,715 million from SEK 1,673 million in the three months ended June 30, 2006, mainly due to increased expenses for personnel and port operations. Direct operating expenses for the ferry operations for the three months ended June 30, 2007 was 68% of revenues, as compared to 67% for the three months ended June 30, 2006.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 2 million in the three months ended June 30, 2007 to SEK 418 million from SEK 416 million in the three months ended June 30, 2006. The increase is mainly due to higher personnel expenses for the rigs and external charter hire expenses for the rig Stena Dee, offset by lower insurance expenses for the rig Stena Tay, having moved from the Gulf of Mexico to Kongo, together with the weakening of the US Dollar against the SEK. Direct operating expenses from drilling operations for the three months ended June 30, 2007 were 46% of drilling revenues, as compared to 50% for the three months ended June 30, 2006.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations decreased SEK 32 million, or 4%, in the three months ended June 30, 2007 to SEK 775 million from SEK 807 million in the three months ended June 30, 2006.

Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 1 million, or 3%, in the three months ended June 30, 2007 to SEK 40 million from SEK 39 million in the three months ended June 30, 2006, mainly due to the sale of the RoPax vessel Svealand and the redelivery of Vasaland in April 2006, offset by the delivery of the new built RoPax vessel BORJA in May 2007. Direct operating expenses for Roll-on/Roll-off vessels for the three months ended June 30, 2007 were 40% of revenues, as compared to 41% for the three months ended June 30, 2006.

Direct operating expenses associated with crude oil tankers decreased SEK 32 million, or 4%, in the three months ended June 30, 2007 to SEK 735 million from SEK 767 million in the three months ended June 30, 2006, mainly due to the weakening of the US dollar against the SEK. Direct operating expenses for crude oil operations for the three months ended June 30, 2007 were 84% of revenues, as compared to 90% for the three months ended June 30, 2006. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 29 million, or 29%, in the three months ended June 30, 2007 to SEK 221 million from SEK 192 million in the three months ended June 30, 2006, mainly due to higher maintenance costs. Direct operating expenses from property operations in the three months ended June 30, 2007 were 45% of property revenues, as compared to 39% for the six months ended June 30, 2006.

New Businesses “Adactum” Direct operating expenses for Adactum consists of expenses from Adactum´s subsidiaries. Direct operating expenses from Adactum operations increased SEK 45 million, or 11%, in the three months ended June 30, 2007 to SEK 460 million from SEK 415 million in the three months ended June 30, 2006, mainly due to increased business activity in all subsidiaries; total operating expenses, SEK 295 million related to “Blomsterlandet”, SEK 164 million to “Envac” and SEK 1 million to “Stena Renewable Energy” in the three months ended June 30, 2007 as compared to SEK 256 million related to “Blomsterlandet” and SEK 158 million to “Envac” in the three months ended June 30, 2006. Direct operating expenses for Adactum operations for the three months ended June 30, 2007 were 81% of revenues, as compared to 78% for the three months ended June 30, 2006.

Stena AB and Consolidated Subsidiaries

Selling and administrative expenses

Selling and administrative expenses increased SEK 54 million, or 11%, in the three months ended June 30, 2007 to SEK 564 million from SEK 510 million in the three months ended June 30, 2006, mainly due to increased personnel costs, together with increased consultancy costs.

Depreciation and amortization

Depreciation and amortization charges decreased SEK 42 million, or 9%, in the three months ended June 30, 2007 to SEK 419 million from SEK 461 million in the three months ended June 30, 2006, mainly due to the write-down of HSS vessels in December 2006, offset by depreciation for new vessels delivered. Depreciation and amortization charges also decreased as a result of the sale of the drilling rig Stena Dee, an extension of the useful life of the drilling rig Stena Don of five years, sales of tankers and RoPax vessels and the weakening of the US dollar with respect to the SEK, which primarily impacted depreciation charges on drilling rigs which are denominated in US dollars.

Share of affiliated companies´ results

During the three months ended June 30, 2007 Adactum acquired more shares in the listed company Gunnebo AB (publ.) and the ownership of Gunnebo AB (publ.) has increased to 22.32%. As from May 22, 2007 the investment in Gunnebo AB (publ.) has been reclassified as an affiliated company.

In June 2007, Adactum acquired a 45% interest in MediaTec Group for a total investment of approximately SEK 340 million. The investment in the MediaTec Group is accounted for as an affiliated company.

Financial income and expense, net

Financial income and expense, net increased by SEK 510 million in the three months ended June 30, 2007 to SEK 320 million from SEK (190) million in the three months ended June 30, 2006.

Net gain (loss) on securities in the three months ended June 30, 2007 was SEK 622 million, including net realized results on marketable debt and equity securities and investments in Variable Interest Entities (VIEs) as well as net unrealized results. Unrealized results for certain long-term investments including the investments in the VIEs are recorded directly to shareholders´ equity. Net gain (loss) on securities in the three months ended June 30, 2006 amounted to SEK (122) million.

Interest income in the three months ended June 30, 2007 decreased SEK 88 million to SEK 114 million from SEK 202 million in the three months ended June 30, 2006. This includes interest income related to the investments in VIEs, which increased SEK 9 million to SEK 159 million from SEK 150 million, partly as the result of the investment in a new VIE.

Interest expense for the three months ended June 30, 2007 increased SEK 135 million to SEK (526) million from SEK (391) million for the three months ended June 30, 2006 due to increased loans. This includes interest expense for the debt in VIEs, which increased SEK 14 million to SEK (106) million from SEK (92) million, partly as a result of the investment in the new VIE.

In the three months ended June 30, 2007, the Company had foreign exchange gains (losses), net of SEK 34 million, consisting of losses of SEK (2) million from currency trading and gains of SEK 36 million from translation differences, mainly related to temporarily unhedged currency positions. In the three months ended June 30, 2006, the Company had foreign exchange gains (losses), net of SEK 105 million, consisting of gains of SEK 2 million from currency trading and gains of SEK 103 million from translation differences.

Other financial income (expense) of SEK (32) million for the three months ended June 30, 2007 includes SEK (11) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIEs. Total other financial income (expense) for the three months ended June 30, 2006 amounted to SEK (36) million.

Income taxes

Income taxes for the three months ended June 30, 2007 were SEK (297) million, consisting of current taxes of SEK (84) million and deferred taxes of SEK (213) million. Income taxes for the three months ended June 30, 2005 were SEK (474) million, consisting of current taxes of SEK (39) million and deferred taxes of SEK (435) million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

SIX MONTHS ENDED JUNE 30, 2007 COMPARED TO SIX MONTHS ENDED
JUNE 30, 2006

Revenues

Total revenues decreased SEK 1,834 million, or 15%, in the six months ended June 30, 2007 to SEK 10,280 million from SEK 12,114 million in the six months ended June 30, 2006, as a result of gains recorded on vessel sales during 2006 amounting to SEK 2,213 million, decreased gains on sale of properties and decreased revenues in the Shipping Operations, together with the effect of the weakening of the US dollar against the SEK. Operating revenues increased in all other business segments in the period.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 114 million, or 3%, in the six months ended June 30, 2007 to SEK 4,348 million from SEK 4,234 million in the six months ended June 30, 2006, mainly because of higher revenues from the freight and travel business due to higher volumes of freight units and higher ticket and freight prices.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 314 million, or 21%, in the six months ended June 30, 2007 to SEK 1,834 million from SEK 1,520 million in the six months ended June 30, 2006, mainly due to new contracts at higher day rates for the Stena Don and the Stena Tay, offset in part by the weakening of the US dollar against the SEK. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

Net Gain on Sale of Vessels, Drilling. In the six months ended June 30, 2007, no vessel sales were made. In the six months ended June 30, 2006, gains of SEK 1,481 million were recorded on the sale of the drilling rig Stena Dee.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 189 million, or 9%, in the six months ended June 30, 2007 to SEK 2,027 million from SEK 2,216 million in the six months ended June 30, 2006.

Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 17 million, or 8%, in the six months ended June 30, 2007 to SEK 188 million from SEK 205 million in the six months ended June 30, 2006, mainly due to the sale of the RoPax vessel Svealand and the redelivery of Vasaland in April 2006, partly offset by the delivery of the new built RoPax vessel BORJA in May 2007.

Revenues from crude oil tankers decreased SEK 172 million, or 9%, in the six months ended June 30, 2007 to SEK 1,770 million from SEK 1,942 million in the six months ended June 30, 2006, mainly due to lower charter rates in the spot market, together with the weakening of the US dollar with respect to the SEK. In the six months ended June 30, 2007, the Company operated an average of 42 tankers (chartered in or owned), same as in the six months ended June 30, 2006.

Net Gain on Sale of Vessels, Shipping. In the six months ended June 30, 2007, no vessel sales were made. In the six months ended June 30, 2006, gains of SEK 732 million were recorded on the sales of the RoPax vessel Svealand and the tanker vessels Stena Contest, Stena Concept, Stena Compass and Stena Compassion.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 15 million, or 2%, in the six months ended June 30, 2007 to SEK 988 million from SEK 973 million in the six months ended June 30, 2006, mainly due to increased number of properties and higher rents.

Net Gain on Sale of Properties. In the six months ended June 30, 2007, gains of SEK 101 million were recorded on the sale of properties. In the six months ended June 30, 2006, gains of SEK 124 million were recorded.

New Businesses“Adactum”. Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum increased SEK 147 million, or 18%, in the six months ended June 30, 2007 to SEK 980 million from SEK 833 million, mainly due to increased business activities in all subsidiaries; total revenues SEK 541 million related to “Blomsterlandet”, SEK 431 million to “Envac” and SEK 7 million to “Stena Renewable Energy” in the six months ended June 30, 2007 as compared to SEK 464 million related to “Blomsterlandet” and SEK 368 million to “Envac” in the six months ended June 30, 2006.

Stena AB and Consolidated Subsidiaries

Direct operating expenses

Total direct operating expenses increased SEK 204 million in the six months ended June 30, 2007 to SEK 6,792 million from SEK 6,588 million in the six months ended June 30, 2006, or 3%, as a result of increased operating expenses in all business areas except for the shipping operations, offset by in part the weakening of the US dollar against the SEK.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 92 million, or 3%, in the six months ended June 30, 2007 to SEK 3,097 million from SEK 3,005 million in the six months ended June 30, 2006, mainly due to increased expenses for bunker, personnel and port operations. Direct operating expenses for ferry operations for the six months ended June 30, 2007 was 71% of revenues, the same as for the six months ended June 30, 2006.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 71 million, or 9%, in the six months ended June 30, 2007 to SEK 829 million from SEK 758 million in the six months ended June 30, 2006. The increase is mainly due to increased personnel expenses for the rigs and external charter hire expenses for the rig Stena Dee, partly offset by the weakening of the US dollar against the SEK. Direct operating expenses from drilling operations for the six months ended June 30, 2007 were 45% of drilling revenues, as compared to 50% for the six months ended June 30, 2006.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations decreased SEK 111 million, or 7%, in the six months ended June 30, 2007 to SEK 1,592 million from SEK 1,703 million in the six months ended June 30, 2006.

Direct operating expenses with respect to Roll-on/Roll-off vessels decreased SEK 6 million, or 7%, in the six months ended June 30, 2007 to SEK 81 million from SEK 87 million in the six months ended June 30, 2006, mainly due to the sale of the RoPax vessel Svealand and the redelivery of Vasaland in April 2006. Direct operating expenses for Roll-on/Roll-off vessels for the six months ended June 30, 2007 were 43% of revenues, as compared to 42% for the six months ended June 30, 2006.

Direct operating expenses associated with crude oil tankers decreased SEK 104 million, or 6%, in the six months ended June 30, 2007 to SEK 1,509 million from SEK 1,613 million in the six months ended June 30, 2006, mainly due to the weakening of the US dollar with respect to the SEK. Direct operating expenses for crude oil operations for the six months ended June 30, 2007 were 85% of revenues, as compared to 83% for the six months ended June 30, 2006. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 9 million, or 2%, in the six months ended June 30, 2007 to SEK 448 million from SEK 439 million in the six months ended June 30, 2006, mainly related to increased maintenance costs, offset by lower energy prices, which affect costs for heating and other running expenses. Direct operating expenses from property operations in the six months ended June 30, 2007 were 45% of property revenues, same as for the six months ended June 30, 2006.

New Businesses“Adactum”.  Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses from Adactum operations increased SEK 143 million, or 21%, in the six months ended June 30, 2007 to SEK 826 million from SEK 683 million in the six months ended June 30, 2006, mainly due to increased business activity in all subsidiaries; total operating expenses, SEK 486 million related to “Blomsterlandet”, SEK 326 million to “Envac” and SEK 1 million to “Stena Renewable Energy” in the six months ended June 30, 2007 as compared to SEK 412 million related to “Blomsterlandet” and SEK 270 million to “Envac” in the six months ended June 30, 2006. Direct operating expenses for Adactum operations for the six months ended June 30, 2007 were 84% of revenues, as compared to 82% for the six months ended June 30, 2006.

Selling and administrative expenses

Selling and administrative expenses increased SEK 121 million, or 13%, in the six months ended June 30, 2007 to SEK 1,072 million from SEK 951 million in the six months ended June 30, 2006, mainly due to increased personnel costs, together with increased consultancy costs.

Stena AB and Consolidated Subsidiaries

Depreciation and amortization

Depreciation and amortization charges decreased SEK 99 million, or 11%, in the six months ended June 30, 2007 to SEK 836 million from SEK 935 million in the six months ended June 30, 2006, mainly due to the write-down of HSS vessels in December 2006, offset in part by depreciation for new vessels delivered. Depreciation and amortization charges also decreased as a result of the sale of the drilling rig Stena Dee, an extension of the useful life of the drilling rig Stena Don of five years, sales of tankers and RoPax vessels and the weakening of the US dollar with respect to the SEK, which primarily impacted depreciation charges on drilling rigs which are denominated in US dollars. The depreciation and amortization charges increased in the property segment and for Adactum mainly due to increased business activities.

Share of affiliated companies´ results

Share of affiliated companies´ results in the six months ended June 30, 2007 and 2006 refer to the Company’s portion of the results of Midelfart Sonessons AB (publ) and Ballingslöv AB (publ). As of June 30, 2007 the Company’s ownership of Midelfart Sonessons AB (publ) had increased to 25.1% and the ownership in Ballingslöv AB (publ) had increased to 28.56%. As of December 31, 2006 the ownership of these companies was 22.7% and 25.0%, respectively.

During the six months ended June 30, 2007 Adactum acquired more shares in the listed company Gunnebo AB (publ.) and the ownership in Gunnebo AB (publ.) has increased to 22.32%. As of December 31, 2006 the ownership of this company was 18.36%. As from May 22, 2007, the investment in Gunnebo AB (publ.) has been reclassified as an affiliated company.

In June 2007, Adactum acquired a 45% interest in MediaTec Group for at total investment of approximately SEK 340 million. The investment in the MediaTec Group is accounted for as an affiliated company.

Financial income and expense, net

Financial income and expense, net increased by SEK 256 million in the six months ended June 30, 2007 to SEK 388 million from SEK 132 million in the six months ended June 30, 2006.

Net gain (loss) on securities in the six months ended June 30, 2007 was SEK 958 million, including net realized results on marketable debt and equity securities and in VIEs as well as net unrealized results. Unrealized results for certain long-term investments including the investments in the VIEs are recorded directly to shareholders´ equity. Net gain (loss) on securities in the six months ended June 30, 2006 amounted to SEK 431 million.

Interest income in the six months ended June 30, 2007 increased SEK 14 million to SEK 391 million from SEK 377 million in the six months ended June 30, 2006. This includes interest income related to the investments in VIEs, which increased SEK 43 million to SEK 312 million from SEK 269 million.

Interest expense for the six months ended June 30, 2007 increased SEK 189 million to SEK (967) million from SEK (778) million for the six months ended June 30, 2006 due to increased loans. This includes interest expense for the debt in VIEs, which increased SEK 37 million to SEK (187) million from SEK (150) million, partly as a result of the investment in a new VIE.

In the six months ended June 30, 2007, the Company had foreign exchange gains (losses), net of SEK 58 million, consisting of gains of SEK 1 million from currency trading and gains of SEK 57 million from translation differences. In the six months ended June 30, 2006, the Company had foreign exchange gains (losses), net of SEK 106 million, consisting of gains of SEK 3 million from currency trading and gains of SEK 103 million from translation differences.

Other financial income (expense) of SEK (170) million for the six months ended June 30, 2007 includes expenses of SEK (97) million for the repurchase of the 9 5/8 % Senior Notes due 2012 and SEK (49) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIEs. Other financial income (expense) of SEK (68) million for the six months ended June 30, 2006 includes SEK (21) million related to amortization of deferred finance charges.

Stena AB and Consolidated Subsidiaries

Income taxes

Income taxes for the six months ended June 30, 2007 were SEK (314) million, consisting of current taxes of SEK (116) million and deferred taxes of SEK (198) million. Income taxes for the six months ended June 30, 2006 were SEK (606) million, consisting of current taxes of SEK (72) million and deferred taxes of SEK (534) million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Liquidity and Capital Resources

The liquidity requirements of the Company principally relate to servicing of debt, financing the purchase of vessels and other assets and funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and refinancing arrangements. As of June 30, 2007, the Company had total cash and marketable securities of SEK 12,803 million as compared with SEK 9,148 million at December 31, 2006. The Company has also invested in four VIEs, whose purpose is to invest primarily in high yield securities and corporate bank loans. As of June 30, 2007, total assets of these VIEs amounted to SEK 8,766 million and as of December 31, 2006, total assets of these VIEs amounted to SEK 7,341 million.

For the six months ended June 30, 2007, cash flows provided by operating activities amounted to SEK 1,901 million as compared to SEK 1,045 million in the first six months ended June 30, 2006. For the six months ended June 30, 2007, cash flows used in investing activities amounted to SEK (5,988) million, including SEK (3,125) million related to capital expenditures. For the six months ended June 30, 2006, cash flows used in investing activities amounted to SEK (2,023) million. Capital expenditures during the six months ended June 30, 2006 were SEK (3,424) million. Cash flows provided by financing activities for the six months ended June 30, 2007 amounted to SEK 5,126 million, mainly relating to the Senior Notes due 2017 and the Senior Notes due 2019 sold in February.  For the six months ended June 30, 2006, cash flows used in financing activities amounted to SEK (1,639) million.

Total construction in progress as of June 30, 2007 was SEK 6,593 million as compared to SEK 5,658 million at December 31, 2006. The remaining capital expenditure commitment for newbuildings on order as of June 30, 2007 was SEK 10,109 million, of which SEK 3,812 million is due during 2007, SEK 3,088 million is due during 2008 and the rest is due in 2009. The Company plans to finance the unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements.

Total interest bearing debt as of June 30, 2007 was SEK 29,852 million, excluding the debt in the VIEs as compared with SEK 24,469 million at December 31, 2006. Interest bearing debt in the VIEs as of June 30, 2007 was SEK 7,486 million as compared with SEK 6,302 million at December 31, 2006. Total debt increased mainly due to Senior Notes issued in February 2007 partly offset by repurchase of the senior notes due 2012 and the weakening of the closing rate of the SEK against the US dollar. As of June 30, 2007, $494 million was utilized under the $1 billion revolving credit facility, of which $16 million was used for issuing of bank guarantees. As of December 31, 2006, a total of $402 million was outstanding under this facility, of which $16 million was used for issuing of bank guarantees.

The Company believes that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancing, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.

Stena AB and Consolidated Subsidiaries

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP

We issued $200 million 9.625% Senior Notes due 2012 in November 2002,  $175 million 7.5% Senior Notes due 2013 in December 2003 and $250 million 7% Senior Notes due 2016 in November 2004. In 2004, 2005 and 2006 we repurchased $12 million, $6 million and $5 million principal amount of the 9.625% Senior Notes due 2012, respectively. For the year ended December 31, 2006 Restricted Group Data represents our selected consolidated financial information, excluding the real estate operations (other than one small property) and three subsidiaries, Stena Finanzverwaltungs AG, Stena Investment Luxembourg SARL and Stena Adactum AB, whose activities consist primarily of investing in securities and in companies outside our traditional lines of business. Our real estate operations are conducted through various subsidiaries. For purposes of the indentures under which these senior notes were issued, the subsidiaries through which the property operations are conducted (other than the one small property), together with Stena Finanzverwaltungs AG, Stena Investment Luxembourg SARL and Stena Adactum AB, are designated unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of these indentures.

In February 2007, we purchased approximately $177 million of our 9.625% senior notes due 2012 pursuant to a tender offer and consent solicitation. Also in February 2007, we completed an offering of €300 million of 6.125% senior notes due 2017 and an offering of €102 million of 5.875% senior notes due 2019. For purposes of the indentures pursuant to which these notes where issued, the subsidiaries mentioned above are also designated as unrestricted subsidiaries and, as a result, are not bound by the provisions of these indentures.

In August 2007, we repurchased $ 3.2 million of our Senior Notes due 2013 and $ 66.9 million of our Senior Notes due 2016.

The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.8455, the noon buying rate on June 30, 2007.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements – Restricted group (unaudited)

	Six month periods ended
	June 30, 2006	June 30, 2007
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	4,234	4,348	635
Drilling	1,520	1,834	268
Net gain on sale of vessels	1,481	-	-
Total drilling	3,001	1,834	268
Shipping	2,216	2,027	296
Net gain on sale of vessels	732	-	-
Total shipping	2,948	2,027	296
Property	6	1	0
Net gain on sale of properties	62	-	-
Total property	68	1	0
Other..	--	2	0
Total revenues	10,251	8,212	1,199

Direct operating expenses:
Ferry operations	(3,005)	(3,097)	(452)
Drilling	(758)	(829)	(121)
Shipping	(1,703)	(1,592)	(234)
Property	(3)	-	-
Other	-	-	-
Total direct operating expenses	(5,469)	(5,518)	(807)

Selling and administrative expenses	(783)	(865)	(127)
Depreciation and amortization	(822)	(712)	(104)

Total operating expenses	(7,074)	(7,095)	(1,037)

Income from operations	3,177	1,117	162
Financial income and expense:
Dividends received	20	8	1
Gain (loss) on securities, net	131	133	19
Interest income	181	225	33
Interest expense	(392)	(480)	(70)
Foreign exchange gains (losses), net	98	59	9
Other financial income (expense), net	(29)	(123)	(18)

Total financial income and expense	9	(178)	(26)

Minority interest	-	(2)	0

Income before taxes	3,186	937	136
Income taxes	(557)	(119)	(17)

Net income	2,629	818	119

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets – Restricted Group (unaudited)

	December 31, 2006	June 30, 2007
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	222	223	33
Tangible fixed assets:
Vessels	10,277	11,922	1,742
Construction in progress	5,428	6,592	963
Equipment	545	607	89
Property	1,319	1,316	192
Total tangible fixed assets	17,569	20,437	2,986
Financial fixed assets:
Marketable securities	456	590	86
Intercompany accounts, noncurrent	5,629	6,010	878
Other assets	5,989	7,177	1,048
Total noncurrent assets	29,643	34,437	5,031
Current assets:
Inventories	199	265	39
Trade debtors	1,642	2,161	316
Other receivables	1,364	1,394	204
Intercompany accounts, current	89	92	13
Prepaid expenses and accrued income	591	982	143
Short-term investments	1,243	2,089	305
Cash and cash equivalents	657	1,651	241
Total current assets	5,785	8,634	1,261

Total assets	35,428	43,071	6,292

SHAREHOLDERS´ EQUITY AND LIABILITIES
Shareholders’ equity:
Share capital	5	5	1
Reserves	15,684	16,025	2,341
Total shareholders’ equity	15,689	16,030	2,342

Provisions:
Deferred income taxes	420	746	109
Other provisions	3,822	4,707	688
Total provisions	4,242	5,453	797

Noncurrent liabilities:
Long-term debt	5,645	7,140	1,043
Senior notes	2,905	6,631	969
Capitalized lease obligations	1,246	1,754	256
Other noncurrent liabilities	882	1,413	206
Total noncurrent liabilities	10,678	16,938	2,474
Current liabilities:
Short-term debt	549	692	101
Senior notes	1,211	-	-
Capitalized lease obligations	38	39	6
Trade accounts payable	660	845	123
Income tax payable	88	66	10
Other	325	464	68
Intercompany balances, current	2	2	0
Accrued costs and prepaid income	1,947	2,542	371
Total current liabilities	4,820	4,650	679

Total shareholders’ equity and liabilities	35,428	43,071	6,292

Stena AB and Consolidated Subsidiaries
Condensed Consolidated Statements of Cash Flow – Restricted Group (unaudited)

	Six month periods ended
	June 30, 2006	June 30, 2007
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	2,629	818	119
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	822	712	104
Gain on sale of property, vessels and equipment	(2,280)	(2)	0
Gain on securities, net	(131)	(133)	(19)
Unrealized foreign exchange (gains) losses	(200)	19	3
Deferred income taxes	533	42	6
Minority interests	--	2	0
Other non cash items	248	82	12
Provision for pensions	(90)	(141)	(21)
Net cash flows from trading securities	310	(549)	(80)
Changes in working capital	(1,029)	262	38
Net cash provided by operating activities	812	1,112	162

Net cash flows from investing activities:
Purchase of intangible assets	(36)	(31)	(5)
Cash proceeds from sale of property, vessels and equipment	3,436	8	1
Capital expenditure on property, vessels and equipment	(2,299)	(2,937)	(429)
Proceeds from sale of securities	73	61	9
Purchase of securities	--	(124)	(18)
Other investing activities	116	25	5
Net cash used in investing activities	1,290	(2,998)	(437)

Net cash flows from financing activities:
Proceeds from issuance of debt	--	4,864	711
Principal payments on debt	(160)	(1,395)	(204)
Net change in borrowings on line-of-credit agreements	(4,689)	469	68
Principal payments on capital lease obligations	(20)	(19)	(3)
Net change in restricted cash accounts	(179)	(188)	(28)
Intercompany accounts	739	(385)	(57)
Dividends paid	(215)	(550)	(80)
Other financing activities	(371)	(21)	(3)
Net cash provided by financing activities	(4,895)	2,775	405

Effect of exchange rate changes on cash and cash equivalents	(137)	105	15

Net change in cash and cash equivalents	(2,930)	994	145

Cash and cash equivalents at beginning of period	3,608	657	96

Cash and cash equivalents at end of period	678	1,651	241

Stena AB and Consolidated Subsidiaries
Other data – Restricted Group (unaudited)

	Six month periods ended
	June 30, 2006	June 30, 2007
	SEK	SEK	$
	(in millions)
OTHER DATA:

Adjusted EBITDA	2,443	2,052	299

Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, minority interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms with the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with Swedish GAAP or US GAAP and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and a reconciliation to net cash provided by operating activities is presented below:

	Six month periods ended
	June 30, 2006	June 30, 2007
	SEK	SEK	$
	(in millions)
Income from operations	3,177	1,117	162
Adjustments:
Interest income	181	225	33
Depreciation and amortization	822	712	104
Minority interest	-	(2)	0
Excess gain on vessel disposition	(1,737)	-	-
Adjusted EBITDA	2,443	2,052	299
Adjustments:
Remaining gain on sale of property, vessels and equipment	(543)	-	-
Net cash flows from trading securities	310	(549)	(80)
Interest expense	(392)	(475)	(69)
Foreign exchange (gains) losseses	(102)	(59)	(9)
Other non cash items	248	82	12
Provision for pensions	(90)	(141)	(21)
Changes in working capitalt income	(1,029)	262	38
Other items	(33)	(60)	(8)
Net cash provided by operating activities	812	1,112	162